December 13, 2013
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Variable Account-12 Nationwide Life Insurance Company Post-Effective Amendment No. 7 (File No. 333-178059) CIK Number: 0001173507
Dear Ms. Samuel:
We are filing this correspondence in relation to the above referenced Registration Statement on behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-12 (the "Variable Account") which is registered as a unit investment trust under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On October 17, 2013, Nationwide filed Post-Effective Amendment No. 7 to the above referenced Registration Statement. Nationwide received your oral comments to Post-Effective Amendment No. 7 on November 25, 2013. On December 6, 2013, Nationwide filed response to your oral comments to Post-Effective Amendment No. 7 by correspondence filing. Nationwide received your additional oral comments to Post-Effective Amendment No. 7 and the December 6, 2013 correspondence filing on December 12, 2013. The revisions in this correspondence filing are as a result of your December 12, 2013 oral comments, and are incorporated into Post-Effective Amendment No. 8 to the above referenced Registration Statement filed on December 13, 2013.
1.	Availability of Nationwide Lifetime Income Capture Option and Nationwide Lifetime Income Track Option. Please revise the Availability provision to clearly state that upon election of the Nationwide Lifetime Income Capture option or Nationwide Lifetime Income Track option "you will lose any increase to the existing Current Income Benefit Base". Please include disclosure that contract owners should consult with their financial advisor or investment professional before making an election of the Nationwide Lifetime Income Capture option or Nationwide Lifetime Income Track option.
Response. We revised the second paragraph of the Availability provision for the Nationwide Lifetime Income Capture Option provision in the Optional Living Benefits, Charges, and Deductions section as follows (emphasis added):
For contracts issued before ________, 2014, or the date of state approval (whichever is later), the Nationwide Lifetime Income Capture option will also be available for election for 90 days after the later of ______, 2014, or the date of state approval. For contracts that elected the 7% Nationwide Lifetime Income Rider, election of the Nationwide Lifetime Income Capture option is only available within the 90-day period if such election is prior to the first Lifetime Withdrawal. A prorated charge for the 7% Nationwide Lifetime Income Rider will be deducted upon its removal. Upon election of the Nationwide Lifetime Income Capture option, you will lose any increase to the existing Current Income Benefit Base under the 7% Nationwide Lifetime Income Rider, and the Original Income Benefit Base for the Nationwide Lifetime Income Capture
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies option will be equal to the Contract Value of the contract on the date the Nationwide Lifetime Income Capture option is elected. For contracts that previously elected the Joint Option for the 7% Nationwide Lifetime Income Rider, the Joint Option for the Nationwide Lifetime Income Capture option must be elected. The Joint Option for the Nationwide Lifetime Income Capture option is not available for election for contracts that did not previously elect the Joint Option. Age requirements for parties to the contract for the Nationwide Lifetime Income Capture option and Joint Option for the Nationwide Lifetime Income Capture option must be satisfied at the time of election. Contract Owners should consult a financial advisor before making an election.
In addition, we also revised the second paragraph of the Availability provision for the Nationwide Lifetime Income Track Option provision in the Optional Living Benefits, Charges, and Deductions section as follows (emphasis added):
For contracts issued before ________, 2014, or the date of state approval (whichever is later), the Nationwide Lifetime Income Track option will also be available for election for 90 days after the later of ______, 2014, or the date of state approval. For contracts that elected the 7% Nationwide Lifetime Income Rider, election of the Nationwide Lifetime Income Track option is only available within the 90-day period if such election is prior to the first Lifetime Withdrawal. A prorated charge for the 7% Nationwide Lifetime Income Rider will be deducted upon its removal. Upon election of the Nationwide Lifetime Income Track option, you will lose any increase to the existing Current Income Benefit Base under the 7% Nationwide Lifetime Income Rider, and the Original Income Benefit Base for the Nationwide Lifetime Income Track option will be equal to the Contract Value of the contract on the date the Nationwide Lifetime Income Track option is elected. For contracts that previously elected the Joint Option for the 7% Nationwide Lifetime Income Rider, the Joint Option for the Nationwide Lifetime Income Track option must be elected. The Joint Option for the Nationwide Lifetime Income Track option is not available for election for contracts that did not previously elect the Joint Option. Age requirements for parties to the contract for the Nationwide Lifetime Income Track option and Joint Option for the Nationwide Lifetime Income Track option must be satisfied at the time of election. Contract Owners should consult a financial advisor before making an election.
2.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Capture Option. Please revise the Subsequent Purchase Payments provision to clarify that the limitation imposed by Nationwide's reservation of right should be considered by contract owners when making their initial purchase payment.
Response. We revised the Subsequent Purchase Payments provision as follows (emphasis added):
Subsequent Purchase Payments
Currently, subsequent purchase payments are permitted under the Nationwide Lifetime Income Capture option as long as the Contract Value is greater than $0. Any subsequent purchase payments will increase the Current Income Benefit Base by the amount of the purchase payment submitted.
Nationwide reserves the right to reject subsequent purchase payments in the event subsequent purchase payments create a financial risk that Nationwide is unwilling to bear. This reservation of right may limit the amount a Contract Owner can invest in the contract. Contract Owners should consider this reservation of right when making the initial purchase payment. If Nationwide exercises this right to refuse purchase payments, the entire purchase payment will be immediately returned to the Contract Owner in the same form in which it was received. Generally, Nationwide may invoke this right in times of economic instability. Contract Owners may contact the Service Center to find out if Nationwide will accept subsequent purchase payments.
3.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Capture Option. Please include the current Defined Rate under the Roll-up Interest Rate provision.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Response. We revised the Roll-up Interest Rate provision as follows (emphasis added). As discussed and included in the disclosure, Nationwide will not change the Defined Rate for contracts once issued, and Nationwide understands any future change in the Defined Rate for new contracts may be made by 497 supplement.
Roll-up Interest Rate
The Roll-up Interest Rate is the indexed simple interest rate used in the calculation of the Current Income Benefit Base until the earlier of the first Lifetime Withdrawal or the 15th Option Anniversary. The Roll-up Interest Rate is determined by the following formula:
Roll-up Interest Rate	=	Defined Rate + Variable Rate
The Roll-up Interest Rate is calculated by adding the Defined Rate, an amount determined by Nationwide, and the Variable Rate, the rate of return (the nominal interest rate) of the specified index. The Defined Rate is stated in the contract provided when the Nationwide Lifetime Income Capture option was elected. Currently, the Defined Rate is 3.00%. Nationwide will not change the Defined Rate for contracts once issued. The Variable Rate is the rate of return (the nominal interest rate) of the monthly 10-year Treasury constant maturity as published by the Board of Governors of the Federal Reserve System. Once calculated, the Roll-up Interest Rate will be rounded up or down to the nearest 0.25%. The Roll-up Interest Rate will not be less than 4.00% or greater than 10.00%.
For example, if the Defined Rate is 3.00% and the Variable Rate is 2.83%, the Roll-up Interest Rate is 5.75% (3.00% + 2.83% = 5.83%, rounded up or down to the nearest 0.25%, results in 5.75%). If the Defined Rate is 3.00% and the Variable Rate is 2.91%, the Roll-up Interest Rate is 6.00% (3.00% + 2.91% = 5.91%, rounded up or down to the nearest 0.25%, results in 6.00%).
The Variable Rate used in determining the Roll-up Interest Rate depends upon the date of election of the Nationwide Lifetime Income Capture option, and is calculated as follows:
(1)	If elected before the 15th calendar day of the month: Nationwide will use the Variable Rate for the month that is two months prior to the month in which the Nationwide Lifetime Income Capture option is elected to calculate the Roll-up Interest Rate for the first Option Year (e.g. if the Nationwide Lifetime Income Capture option is elected on July 10th, then Nationwide will use the Variable Rate for May). Thereafter, the Variable Rate for the month that is two months prior to the month in which the Option Anniversary falls is used to calculate the Roll-up Interest Rate for each subsequent Option Year; or
(2)	If elected on or after the 15th calendar day of the month: Nationwide will use the Variable Rate for the month prior to the month in which the Nationwide Lifetime Income Capture option is elected to calculate the Roll-up Interest Rate for the first Option Year (e.g. if the Nationwide Lifetime Income Capture option is elected on July 17th, then Nationwide will use the Variable Rate for June). Thereafter, the Variable Rate for the month prior to the month in which the Option Anniversary falls is used to calculate the Roll-up Interest Rate for each subsequent Option Year.
Nationwide reserves the right to discontinue and substitute a comparable index if the index becomes unavailable (e.g. is no longer published) or if the calculation of the index is substantially changed (e.g. the index no longer provides a monthly average). If Nationwide exercises this right, Nationwide will provide written notice to Contract Owners.
4.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Capture Option and Nationwide Lifetime Income Track Option. Please clarify under the paragraph formerly under the Impact of Withdrawals in Excess of the Lifetime Withdrawal Amount provision, now the last paragraph of both the Lifetime Withdrawals provision and the RMD Privilege provision, that "the benefit associated with this option" is in reference to the lifetime income benefit.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Response. We revised the last paragraph of the Lifetime Withdrawals provision and the last paragraph of the RMD Privilege provision as follows (emphasis added):
Once the Contract Value falls to $0 (which could result from Contract Owner withdrawals, market performance, charges, or any combination thereof), the Contract Owner is no longer permitted to submit additional purchase payments or take withdrawals in excess of the Lifetime Withdrawal Amount. Additionally, there is no Contract Value to annuitize, making the payment of the benefit associated with this option (the payment of Lifetime Withdrawals) the only income stream producing benefit remaining in the contract.
5.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Capture Option. Please clarify under Automatic Termination of Nationwide Lifetime Income Capture Option that Nationwide will provide notice and/or seek confirmation from the Contract Owner prior to processing a request that would automatically terminate the optional benefit.
Response. We revised the last paragraph under the Automatic Termination of Nationwide Lifetime Income Capture Option provision as follows (emphasis added):
Nationwide will provide notice to Contract Owners prior to processing a change in ownership or assignment that will automatically terminate the Nationwide Lifetime Income Capture option. Contract Owners contemplating changes to the ownership of their contract, including assignments, should contact their registered representative to determine how the changes impact the benefit associated with the Nationwide Lifetime Income Capture option.
6.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Track Option. Please clarify under the last paragraph of Determination of the Income Benefit Base Prior to the First Lifetime Withdrawal that "up to a certain amount each year" refers to the Lifetime Withdrawal Amount.
Response. We revised the last paragraph of the Determination of the Income Benefit Base Prior to the First Lifetime Withdrawal provision as follows (emphasis added):
If at any time prior to the first Lifetime Withdrawal the Contract Value equals $0, no additional purchase payments will be accepted and no further benefit base calculations will be made. The Nationwide Lifetime Income Track option provides for Lifetime Withdrawals, up to a certain amount each year (the Lifetime Withdrawal Amount), even after the Contract Value is $0, provided that the Contract Owner does not deplete the Current Income Benefit Base by taking early or excess withdrawals and does not make certain assignments or Contract Owner changes.
7.	Income Benefit Investment Options. Please clarify that Appendix A: Underlying Mutual Funds referenced in the note is Appendix A to the May 1 prospectus.
Response. The Appendix A: Underlying Mutual Funds referenced in the note is Appendix A to the May 1, 2013 prospectus. Accordingly, we revised both instances of the note to the Income Benefit Investment Options section as follows (emphasis added):
Note: Some of the investment options listed are funds of funds. Additionally, some of the indicated investment options may not be available to a particular Contract Owner due to the date the contract was issued. Refer to Appendix A: Underlying Mutual Funds of the May 1, 2013 prospectus for more information.
In addition, Nationwide acknowledges all of the following:
•	that the registrant is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment;
•	that comments by the staff of the Securities and Exchange Commission ("SEC"), or changes to the disclosure in response to SEC staff comments in the filings reviewed by the SEC staff, do not foreclose the SEC from taking any action with respect to the filing; and
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

•	that the Variable Account may not assert SEC staff comments or any related changes in disclosure as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please contact me direct at (614) 249-8061 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life Insurance Company
/s/ M. ANDREW KRESS
M. Andrew Kress
Senior Counsel
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies